     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On November 16, 2006, James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the Merrill Lynch Banking & Financial Services Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results and business strategies of the Corporation. A copy of the slides follows below.

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

The PNC Financial Services Group, Inc.

Merrill Lynch
Banking & Financial Services
Investor Conference

November 16, 2006

Cautionary Statement Regarding Forward-Looking Information

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC's future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.

The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix, which is in the version of the presentation materials posted on our corporate website at www.pnc.com under "About PNC – Investor Relations." We provide greater detail regarding those factors in our 2005 Form 10-K, including in the Risk Factors and Risk Management sections, and in our 2006 Form 10-Qs and other SEC reports (accessible on the SEC's website at www.sec.gov and on or through our corporate website).

Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. The forward-looking statements in this presentation speak only as of the date of this presentation. We do not assume any duty and do not undertake to update those statements.

In this presentation we will sometimes refer to adjusted results for YTD 2006 to help illustrate the impact of certain predominantly third quarter 2006 items due to the magnitude of the aggregate of these items. These items include the BlackRock/MLIM transaction gain and integration costs and the costs of balance sheet repositionings that we have disclosed earlier. We provide details of the adjustments in the Appendix. While we do not provide adjusted amounts for other periods presented, this is not intended to imply that there could not have been similar types of adjustments for those periods. But any such adjustments would not have been similar in magnitude to the amount of the YTD 2006 adjustments shown.

This presentation may also include a discussion of non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under "About PNC - Investor Relations."

PNC

Our Journey to Build a Great Company

Propelled PNC to Win and Grow


Built Diversified business mix
Improved employee and customer satisfaction
Developed strong corporate governance
Deepened customer relationships
Disciplined capital management
Launched continuous improvement
Introduced Banking Made Easy
Announced plans to acquire Mercantile
Well Executed Strategies…Generate Momentum
Opportunity: Create A Leading and Differentiated Brand
1990s
Invested in industry-leading technology
Expanded distribution capabilities
Enhanced risk management
Expanded into higher growth markets and products
Focused on expense management
2006
Announced BlackRock-Merrill Lynch transaction
Celebrated Harris Williams and Greater Washington Anniversaries
2007

PNC

PNC's High Return Business Mix

Business Results – Nine Months Ended September 30, 2006



$ millions
Business Earnings
Return on Average Capital(1)
Retail Banking
$581
26%
Corporate & Institutional Banking
$334
23%
BlackRock(2)
$209
29%
PFPC
$93
31%
$0
$200
$400
$600
$800

Total business segment earnings grew 10.5% compared to the nine months ended 9/30/05

Business earnings, earnings growth and return on capital reconciled to GAAP net income, growth and returns in Appendix.
(1) Percentages for BlackRock and PFPC reflect return on average equity.
(2) BlackRock reported GAAP earnings of $153 million.

PNC

Fee-Based Businesses Differentiate PNC

Noninterest Income to Total Revenue

Quarter ended 9/30/06


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
As Reported
Adjusted *
PNC
USB
WB
FITB
NCC
WFC
STI
KEY
BBT
RF

Source: SNL DataSource, PNC as reported

* Adjusted ratio excludes pretax gain on BlackRock transaction of $2.078 billion, the securities portfolio rebalancing pretax loss of $196 million, and the mortgage portfolio repositioning pretax loss of $48 million due to the magnitude of the aggregate of those items and is reconciled to GAAP in the Appendix.

PNC

Disciplined Approach Leads to Strong Credit Risk Profile

Lending Profile (As of September 30, 2006)

Commercial Loans

- Diverse
  - No large industry concentration
- Limited large non-investment grade exposure
  - Only 3% is non-investment grade and >$50 million
- Targeted
  - Focused on clients that meet risk-adjusted return criteria

Consumer Loans

- Home equity portfolio statistics
  - % of first lien positions 44%
  - Weighted average loan to value ratio 69%
  - Weighted average FICO scores 728

Strong Asset Quality

September 30, 2006	PNC Consolidated	Peer Group
Nonperforming loans to loans	0.34%	0.40%
Net charge-offs to average loans YTD	0.26%	0.30%
Allowance for loan and lease losses to loans	1.16%	1.16%
Allowance for loan and lease losses to nonperforming loans	339%	312%

Source: SNL DataSource; PNC as reported on consolidated basis. Peer group represents average of super-regional banks identified in the Appendix. Peer group excludes PNC.

PNC

Our Approach to Interest Rate Risk: Preserve and Optimize Long-Term Value

Well Positioned in This Environment


Duration of Equity
Years
3 Month LIBOR
10 Year T Note
At Quarter End
3
2
1
0
(1)
(2)
(3)
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2004
2005
2006

One PNC Creating Positive Operating Leverage

One PNC Accomplishments

- 2,700 of 3,000 positions eliminated
- All of the 2,400 ideas implemented or in process
- Expect to realize $400 million of total annual pretax earnings benefit by mid-2007

Change in Revenue vs Expense



12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
2003
2004
2005
9/30/06 YTD Adjusted*
Twelve Months Ended December 31

Annual percentage change in total revenue less annual percentage change in noninterest expense. YTD 9/30/06 reflects change from YTD 9/30/05.

*Operating leverage calculated on a GAAP basis for YTD 9/30/06 was +43.1%. Adjusted operating leverage for YTD 9/30/06 excludes the impact of certain third quarter 2006 items due to the magnitude of the aggregate of those items and is reconciled to GAAP in the Appendix.

PNC

We've Been Delivering Results

Consolidated Net Income



$ millions
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
15% CAGR
2003
2004
2005



$1,200
$1,000
$800
$600
$400
$200
$0
12% CAGR
2004
2005
2006 Adjusted*
Nine Months Ended September 30

* 2006 YTD GAAP net income was $2.2 billion. Adjusted net income excludes the after-tax gain on BlackRock transaction of $1.293 billion, the securities portfolio rebalancing after-tax loss of $127 million, BlackRock/MLIM integration costs of $39 million after-tax, and the mortgage portfolio repositioning after-tax loss of $31 million due to the magnitude of the aggregate of those items and is reconciled to GAAP in the Appendix, prior periods have not been adjusted.

PNC

Business Initiatives to Drive Growth

- Retail Banking – Winning in the payments space
- C&I Banking – Building a premier middle market franchise
- Mercantile expansion
- PFPC – Investing in a global servicing platform
- BlackRock – Building a world-class asset manager

PNC

Creating a Differentiated Brand


Deliver Exceptional Service
Demonstrate Ease
Build Confidence
Ask for the Business

PNC

PNC Ranked Highest in Inaugural J.D. Power and Associates Small Business Banking Satisfaction Study


HIGHEST CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES
SMALL BUSINESS BANKING • 2006
PRESENTED TO
PNC BANK
BY J.D. POWER AND ASSOCIATES

"Highest in Customer Satisfaction with Small Business Banking"

PNC Bank received the highest numerical score in the proprietary J.D. Power and Associates 2006 Small Business Banking Satisfaction Study[SM]. Study based on 4,996 total responses, measuring 13 financial institutions and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in July – September 2006. Your experiences may vary. Visit jdpower.com

PNC

Increasing and Deepening Checking Relationships

Retail Banking Checking Customer Base



millions
2.0
1.5
1.0
0.5
0.0
2003
2004
2005
9/30/06
December 31
Small Business
Consumer

…Provides Opportunities to Leverage Increased Ownership in Payments Business

	YTD 9/30/06	Growth[1]
Small Business		
Small Business debit card revenue ($ millions)	$9.0	+26%
Small Business online banking users	46%	+18%[2]
Consumer		
Consumer debit card revenue ($ millions)	$74.3	+19%
Consumer online banking users	52%	+11%[2]
Consumer online bill-pay users	20%	+92%[2]

(1) Growth is for YTD 9/30/06 vs. YTD 9/30/05

(2) Reflects growth in users

PNC

Investing in Our Brand to Drive Growth

Ease. Confidence. Achievement

- Redesigned and simplified checking product
- Introduced free ATM's worldwide
- Marketing campaign to expand checking product reach beyond branch footprint
- Launched regional credit card product
- Investing to enhance the customer experience in mortgage and merchant services
- Leveraging existing relationships with affluent clients


PNC BANK
Check Card
DEBIT
0123 4567 1234 5678
VISA
PNC Bank
Platinum
4000 0000 0000 0000
JOHN Q. SAMPLE
VISA

Growing Deposits Faster Than Our Peers

Deposit Increase Compared to Peers

Average Balances	3Q06 vs. 3Q05	
	PNC	Peers
Total interest-bearing deposits	9%	9%
Total noninterest-bearing deposits	6%	(2)%
Total deposits	8%	6%

Source: SNL DataSource
Peers reflects average of super-regional banks identified in the Appendix excluding PNC

PNC

Noninterest-Bearing Deposits Are More Valuable

PNC's High Percentage of Noninterest-Bearing Funding

Average Noninterest-Bearing Deposits to Average Earning Assets – 3Q06

WFC	21 %
PNC	18
RF	16
KEY	16
USB	15
STI	14
FITB	14
NCC	14
WB	14
BBT	13

Rising Interest Rates Increase Value of PNC's Noninterest-Bearing Deposits

Impact of Noninterest-Bearing Sources on PNC's Net Interest Margin


0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2004
2005
2006

Source: SNL DataSource, PNC as reported

Focused on Winning in the Affluent Segment

Mass Affluent Customer Defined:

- Investable assets from $100,000 to $1,000,000
- 674,000 existing PNC households (31%)
- 66% of Retail Banking deposit base



High
Investable Assets
Low
Ultra-Affluent
HAWTHORN
Wealth Management
PNC WEALTH MANAGEMENT
Opportunity
Mass Affluent
Mass Market
PNCBANK

PNC

Corporate & Institutional Banking: Building a Premier Middle Market Franchise

What's Our Competitive Advantage?

- Focused on middle market
- Extensive product offering
- Established national origination and servicing capabilities


Corporate & Institutional Banking Location
Lock Box Location

Successfully Deepening C&I Banking Relationships

A Leader in Cross-sell Penetration of Middle Market Customers in Footprint

- PNC has highest percentage of lead bank relationships in our footprint – 63%*

	PNC Footprint Penetration* 2006	Rank
Treasury management	74%	1st
Business checking accounts	69%	1st
Capital markets	26%	1st
Equipment leasing	17%	1st

* Based on third party survey of companies with annualized revenues of $30-$500 million.

Driving Strong C&I Banking Fee Revenue Growth



$ billions
Noninterest Income
Net Interest Income*
+10%
+30%
-5%
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
2005
2006
Nine Months Ended September 30

* Net interest income on taxable-equivalent basis and is reconciled to GAAP in Appendix

Combination Will Create Mid-Atlantic Powerhouse

69% of PNC Proforma Branches Located in the Mid-Atlantic Region


New York
Pennsylvania
New Jersey
West Virginia
Maryland
Delaware
Virginia
Existing PNC Mid-Atlantic Branch Locations
Existing Mercantile Branch Locations

Combined Proforma Market Share(1)

Maryland	
Branches	198
Deposit market share	2nd
Virginia	
Branches	57
Deposit market share	6th
Delaware	
Branches	48
Deposit market share	2nd
Washington, DC	
Branches	32
Deposit market share	4th

(1)Deposit market share data as of 6/30/05

PNC

Mercantile Opportunity

- Increase Mercantile's online banking penetration and provide enhanced retail consumer offerings to drive additional growth such as home equity and credit card lending
- Significant opportunity to leverage PNC's small business capabilities across Mercantile's banking footprint
- Deliver PNC Treasury Management, Capital Markets and other corporate services to Mercantile's corporate customers
- Mercantile's Wealth Management business will benefit from having additional scale and product capability

PNC

PFPC – Benefiting from Investments in High Growth Products

Servicing Statistics

	September 30	
	2006	% Change vs. 2005
Fund assets serviced ($ billions)		
Accounting / administration	$774	-2%
Domestic	$695	-4%
Offshore	$79	+18%
Shareholder accounts (in millions)		
Total	66	+12%
Transfer agency	18	-5%
Subaccounting	48	+20%
YTD Earnings ($ millions)	$93	+24%

PNC

BlackRock and MLIM Create One of the Largest Asset Managers in the World

"New" BlackRock

- Diversified product set
- BlackRock Solutions provides differentiation
- Substantially greater global presence
- Enhanced talent

Assets Under Management


$ billions
$1,200
$1,000
$800
$600
$400
$200
$0
$273
$309
$342
$453
$1,075
2002
2003
2004
2005
9/30/06
December 31

PNC

Summary

- Diversified business mix delivering high fee revenue contribution
- Balance sheet characterized by strong asset quality and significant flexibility in current environment
- Executing on our strategies to create a differentiated brand

Cautionary Statement Regarding Forward-Looking Information

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding these factors in our Form 10-K for the year ended December 31, 2005 and in our current year Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC's website at www.sec.gov and on or through our corporate website at www.pnc.com under "About PNC – Investor Relations."

- Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers' financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
- The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
- Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
- Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
- Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.

Cautionary Statement Regarding Forward-Looking Information (continued)

- Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators' future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

- Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.

- Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

- The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can also impact our business and operating results.

- Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.

- Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock's 2005 Form 10-K, including in the Risk Factors section, and in BlackRock's other filings with the SEC, accessible on the SEC's website and on or through BlackRock's website at www.blackrock.com.

In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:

- Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC's financial statements will be affected by the timing of the transaction.

- The transaction may be substantially more expensive to complete (including the integration of Mercantile's businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

Cautionary Statement Regarding Forward-Looking Information (continued)

- The integration of Mercantile's business and operations into PNC, which will include conversion of Mercantile's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Mercantile's or PNC's existing businesses.
- The anticipated benefits to PNC are dependent in part on Mercantile's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and Mercantile's performance (with respect to Mercantile, see Mercantile's SEC reports, accessible on the SEC's website) or due to factors related to the acquisition of Mercantile and the process of integrating it into PNC.

In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.

Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts' opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC's, Mercantile's or other company's actual or anticipated results.

Additional Information About The PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the "SEC"). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares' shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

PNC

Appendix

Non-GAAP to GAAP Reconcilement

Appendix

Net Income and Selected Ratios[a]

Dollars in millions, except per share data
Unaudited

	Three months ended September 30, 2006			Nine months ended September 30, 2006		
	Adjustments, Pretax	Net Income	Diluted EPS Impact	Adjustments, Pretax	Net Income	Diluted EPS Impact
Net income, GAAP basis		$1,484	$5.01		$2,219	$7.46
Adjustments:						
Gain on BlackRock transaction*	(2,078)	(1,293)	(4.36)	(2,078)	(1,293)	(4.35)
Securities portfolio rebalancing loss *	196	127	0.43	196	127	0.43
BlackRock/MLIM transaction integration costs**	72	31	0.10	91	39	0.13
Mortgage loan portfolio repositioning loss*	48	31	0.10	48	31	0.10
Net income, as adjusted		$380	$1.28		$1,123	$3.77

* Included in noninterest income on a pretax basis.
** Included in noninterest expense on a pretax basis.

	Three months ended September 30 2006	Nine months ended September 30 2006
Noninterest income to total revenue, GAAP basis	84 %	76 %
Pretax impact of adjustments	(18)	(8)
Noninterest income to total revenue, as adjusted	66 %	68 %
Efficiency, GAAP basis	34 %	50 %
Pretax impact of adjustments	32	15
Efficiency, as adjusted	66 %	65 %
Return on:		
Average common shareholders' equity, GAAP basis	65.94 %	33.87 %
After-tax impact of adjustments	(49.06)	(16.74)
Average common shareholders' equity, as adjusted	16.88 %	17.13 %
Average assets, GAAP basis	6.17 %	3.17 %
After-tax impact of adjustments	(4.59)	(1.57)
Average assets, as adjusted	1.58 %	1.60 %

(a) The tables above represent reconciliations of certain GAAP disclosures to adjusted amounts for the three months and nine months ended September 30, 2006. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant predominantly third quarter items on our GAAP results for the three months and nine months ended September 30, 2006. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our Current Reports on Form 8-K dated September 8, 2006, September 22, 2006 and September 29, 2006 include additional information regarding our securities portfolio rebalancing, mortgage loan portfolio repositioning and BlackRock/MLIM transaction accounting, respectively.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Business Earnings and Return on Capital

$ millions	Nine Months Ended September 30 Earnings 2006	2005	Growth	Return on Avg Capital * 2006
Business segments				
Retail Banking	$581	$487	19%	26%
Corporate & Institutional Banking	334	372	(10)%	23%
BlackRock (a)(b)	209	167	25%	29%
PFPC	93	75	24%	31%
Total business segments	1,217	1,101	10.5%	26%
Minority interest in income of BlackRock	(64)	(51)		
Other (b)(c)	1,066	(80)		
Total consolidated	$2,219	$970	129%	34%
Corporate & Institutional Banking	$334	$372	(10)%	
Adjustment – 2005 loan recovery		(34)		
Corporate & Institutional Banking, adjusted	$334	$338	(1)%	

* Percentages for BlackRock and PFPC reflect return on average equity.

(a) PNC's ownership interest in BlackRock was approximately 69-70% for the period presented. Effective September 29, 2006, PNC's ownership interest in BlackRock dropped to approximately 34%.

(b) BlackRock reported GAAP earnings of $153 million and $161 million, respectively, for the YTD '06 and '05 periods presented. For PNC business segment reporting presentation, pretax integration costs incurred by BlackRock for the MLIM transaction, totaling $91 million for YTD '06, and for the SSRM transaction, totaling $9 million for YTD '06, have been reclassified from "BlackRock" to "Other."

(c) "Other" for the YTD '06 period presented also includes the after-tax impact of PNC's gain on the BlackRock / MLIM transaction and PNC's costs associated with its securities portfolio rebalancing and mortgage loan portfolio repositioning.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Net Interest Income

$ millions	GAAP Net Interest Income 2005	Taxable-Equivalent Adjustment 2005	Net Interest Income TE 2005	GAAP Net Interest Income 2006	Taxable-Equivalent Adjustment 2006	Net Interest Income TE 2006
	Nine Months Ended September 30					
Business segments						
Retail Banking	$1,172	$4	$1,176	$1,255	$4	$1,259
Corporate & Institutional Banking	549	6	555	523	7	530
BlackRock	31	1	32	20	4	24
PFPC	(35)	0	(35)	(29)	0	(29)
Total business segments	1,717	11	1,728	1,769	15	1,784
Minority interest in income of BlackRock						
Other	(118)	9	(109)	(90)	5	(85)
Total consolidated	$1,599	$20	$1,619	$1,679	$20	$1,699

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Consolidated Net Income

$ millions	Nine Months Ended September 30			
	2006	2005	2004	CAGR 2006 vs 2004
Net income, GAAP basis	$2,219	$970	$890	58%
Adjustments:				
Gain on BlackRock transaction*	(1,293)			
Securities portfolio rebalancing loss*	127			
BlackRock/MLIM transaction integration costs**	39			
Mortgage loan portfolio repositioning loss*	31			
Net income, as adjusted	$1,123	$970	$890	12%

The table above represents a reconciliation of certain GAAP disclosures to adjusted amounts for the nine months ended September 30, 2006. We have provided these adjusted amounts and reconciliation so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant predominantly third quarter items on our GAAP results for the nine months ended September 30, 2006. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our current Reports on Form 8-K dated September 8, 2006, September 22, 2006 and September 29, 2006 include additional information regarding our securities portfolio rebalancing, mortgage loan portfolio repositioning and BlackRock/MLIM transaction accounting, respectively.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Operating Leverage

$ millions	For the Nine Months Ended September 30					
	Reported 2006	Adjustments*	As Adjusted 2006 *	Reported 2005	Change 2006 vs 2005 Reported	Change 2006 Adjusted* vs 2005
GAAP Net interest income	$1,679		$1,679	$1,599		
Noninterest income	5,358	($1,834)	3,524	3,019		
Total revenue	7,037	(1,834)	5,203	4,618	52.4%	12.7%
Noninterest expense	3,498	(91)	3,407	3,199	9.3%	6.5%
Operating leverage					43.1%	6.2%

* Adjustments are described on Appendix slide titled "Non-GAAP to GAAP Reconcilement Net Income and Selected Ratios."

PNC

Peer Group of Super-Regional Banks

Appendix

	Ticker
BB&T Corporation	BBT
Fifth Third Bancorp	FITB
KeyCorp	KEY
National City Corporation	NCC
The PNC Financial Services Group, Inc.	PNC
Regions Financial	RF
SunTrust Banks, Inc.	STI
U.S. Bancorp	USB
Wachovia Corporation	WB
Wells Fargo & Company	WFC

PNC